SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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IN THE MATTER OF                                              CERTIFICATE
INTERSTATE POWER AND LIGHT COMPANY                            PURSUANT TO
                                                              RULE 24
File No. 70-9375

(Public Utility Holding Company Act of 1935)
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     This Certificate of Notification pursuant to Rule 24 is filed by Interstate
Power and Light Company ("IP&L") in connection with IP&L's issuance of long-term debt securities, as authorized by orders of the Securities and Exchange Commission (the "Commission") dated November 25, 1998 (Holding Co. Act Release No. 26945), December 15, 2000 (Holding Co. Act Release No. 27306) and June 25, 2004 (Holding Co. Act Release No. 27863) in this proceeding, and as modified by order dated October 24, 2001 (Holding Co. Act Release No. 27456) in File No. 70-9837.

     IP&L hereby certifies to the Commission pursuant to Rule 24 that, on August 5, 2004, IP&L issued and sold $25 million principal amount of its 6.30% Senior Debentures due 2034, the net proceeds of which (approximately $25 million) were used to repay short-term debt incurred principally to finance IP&L's construction program and for other corporate purposes. Reference is made to the Prospectus Supplement on Form 424B5 filed by IP&L on August 2, 2004 in File No. 333-114065 for a complete description of the terms and conditions of the Senior Debentures.

     A "past tense" opinion of counsel is filed as Exhibit F-1 hereto.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

                                       Interstate Power and Light Company


                                       By: /s/ F. J. Buri
                                               ----------
                                       Name:   F. J. Buri
                                       Title:  Corporate Secretary



Dated: August 9, 2004